Exhibit 1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult your stockbroker, solicitor, accountant, bank manager or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred some or all of your Ordinary Shares, please send this document, together with the accompanying Form of Proxy, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

InterContinental Hotels Group PLC

Incorporated and registered in England and Wales under the Companies Act 1985

Registered number 5134420

Special Dividend of US$1.72 (108.4 pence) per Existing Ordinary Share

and

14 for 15 Share Consolidation

and

Notice of General Meeting

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of InterContinental Hotels Group PLC which is set out on pages 4 to 6 of this document and which recommends you to vote in favour of the Resolutions to be proposed at the General Meeting referred to below. The Resolutions will be voted on by taking a poll.

Application will be made to the UK Listing Authority for the New Ordinary Shares arising from the proposed consolidation of the Company’s ordinary share capital to be admitted to the premium segment of the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. It is expected that dealings in the Existing Ordinary Shares will continue until 6.00pm on Monday 8 October 2012 and that Admission of the New Ordinary Shares will become effective and dealings for normal settlement will commence at 8.00am on Tuesday 9 October 2012.

Notice of a General Meeting of the Company to be held at 10.00am on Monday 8 October 2012 at the Holiday Inn London Bloomsbury, Coram Street, London WC1N 1HT is set out at the end of this document.

A Form of Proxy is enclosed and, to be valid, should be completed, signed and returned so as to reach the Company’s Registrar, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA no later than 10.00am on Thursday 4 October 2012 (or, if the General Meeting is adjourned, 48 hours (excluding any UK non-working days) before the time of the adjourned General Meeting).

Electronic Proxy Appointment is available for this General Meeting. This facility enables Shareholders to lodge their proxy appointment by electronic means through the Registrar’s website, www.sharevote.co.uk or, for those who hold their shares in CREST, through the CREST electronic proxy appointment service. Further details are set out in the notes to this document.

At the General Meeting itself, the votes will be taken by poll rather than on a show of hands. The results of the polls will be announced as soon as practicable and will appear on the Company’s website, www.ihgplc.com/investors under financial library.

Goldman Sachs International, which is authorised and regulated in the UK by the Financial Services Authority, is acting for InterContinental Hotels Group PLC and no-one else in connection with the Special Dividend and Share Consolidation and will not be responsible to anyone other than InterContinental Hotels Group PLC for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Special Dividend and Share Consolidation, the contents of this document or any matter referred to herein.

EXPECTED TIMETABLE

2012
Latest time and date for receipt of Forms of Proxy	10.00am on Thursday 4 October

Latest time and date for receipt by the ADR Depositary of completed voting instruction cards from holders of ADRs	12.00pm (New York time) on Thursday 4 October

General Meeting	10.00am on Monday 8 October

Record date for participation in the Dividend Reinvestment Plan for the Special Dividend	5.00pm on Monday 8 October

Shareholder record date for the Special Dividend and for the Share Consolidation	6.00pm on Monday 8 October

Commencement of dealings in New Ordinary Shares	8.00am on Tuesday 9 October

ADR effective date for the Special Dividend and for the Share Consolidation	9.30am (New York time) on Tuesday 9 October

Commencement of dealings in new ADSs	9.30am (New York time) on Tuesday 9 October

Ordinary Shares (but not ADSs) marked ex-Special Dividend	Tuesday 9 October

CREST accounts credited with New Ordinary Shares	Tuesday 9 October

Allocation by DTC of new ADSs to DTC participants corresponding with the cancellation of existing ADSs	Friday 12 October

Despatch of cheques for fractional entitlements and certificates for New Ordinary Shares; CREST accounts credited with the value of fractional entitlements	Wednesday 17 October

Payment of the Special Dividend to Shareholders and to holders of ADRs	Monday 22 October

Purchase of New Ordinary Shares for participants in the Dividend Reinvestment Plan	Monday 22 October

If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through a Regulatory Information Service.

Unless otherwise stated, all references to times in this document are to London time.

Shareholder Helpline

If you have any questions about the Special Dividend or the Share Consolidation please call the Shareholder Helpline on 0871 384 2897 (or +44 121 415 0178 if calling from outside of the United Kingdom) between 8.30am and 5.30pm Monday to Friday (except UK public holidays). Calls to the Shareholder Helpline cost 8 pence per minute from a BT landline, excluding VAT. Other network providers’ costs may vary. Calls to the Shareholder Helpline from outside the United Kingdom will be charged at the applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. For legal reasons, the Shareholder Helpline will be unable to give advice on the merits of the Special Dividend or the Share Consolidation or to provide financial, tax or investment advice.

LETTER FROM THE CHAIRMAN OF INTERCONTINENTAL HOTELS GROUP PLC

14 September 2012

To: Holders of Existing Ordinary Shares, holders of existing ADRs and to holders of options and awards under the Share Plans

Dear Shareholder

On Tuesday 7 August 2012, the Board announced its intention to return US$1 billion of funds to Shareholders via a Special Dividend of US$500 million and a Share Buyback Programme of US$500 million. This proposed return would take the total funds returned to Shareholders since the separation of Six Continents PLC into InterContinental Hotels Group PLC and Mitchells & Butlers plc in April 2003, to US$8.9 billion including US$1.2 billion of ordinary dividends.

For the reasons explained in this letter, it is proposed that the payment of the Special Dividend of US$1.72 (108.4 pence) per Existing Ordinary Share will be accompanied by a 14 for 15 consolidation of the Company’s ordinary share capital.

The purpose of this letter is to provide further details of the Special Dividend and the Share Consolidation and to seek Shareholders’ consent to the Share Consolidation and to a renewed authority to enable the Company to make market purchases of its New Ordinary Shares.

Special Dividend

The proposed Special Dividend of approximately US$500 million represents US$1.72 (108.4 pence) per Existing Ordinary Share. This represents conversion at a rate of US$1 to £0.63, as determined using the closing mid-point spot rate (to two decimal places) as reported in the Financial Times on Tuesday 11 September 2012. The Board is proposing to pay the Special Dividend to Shareholders on the Register as at 6.00pm on Monday 8 October 2012 in sterling and to ADR holders on the ADR register as at 4.00pm (New York time) on Monday 8 October 2012 (being the close of business on the day before the ADR effective date) in US dollars, in each case as an interim dividend in respect of the financial year ending 31 December 2012. The Special Dividend is expected to be paid to Shareholders and holders of ADRs on Monday 22 October 2012.

Share Consolidation

As at the close of business on Tuesday 11 September 2012, when the closing mid-market price per Existing Ordinary Share was 1,619 pence and there were 291,613,946 Existing Ordinary Shares in issue, the total amount of the Special Dividend was equivalent to 6.70 per cent. of the market capitalisation of the Company. The effect of the Share Consolidation will be to reduce the number of Ordinary Shares in issue by approximately the same percentage.

The Share Consolidation is intended to broadly maintain comparability, as far as possible, of the Company’s share price before and after the payment of the Special Dividend. Accordingly, the value of outstanding share options and awards granted under the Share Plans will be preserved (subject to normal market fluctuations) without the need to adjust the number of underlying Ordinary Shares.

As all ordinary shares in the Company will be consolidated, each Shareholder’s percentage holdings in the total issued share capital of the Company immediately before and after the implementation of the Share Consolidation will (save in respect of fractional entitlements) remain unchanged.

The Share Consolidation will replace every 15 Existing Ordinary Shares with 14 New Ordinary Shares. Fractional entitlements arising from the Share Consolidation will be aggregated and sold in the market on behalf of the relevant Shareholders. The proceeds of the sale are expected to be sent to Shareholders on Wednesday 17 October 2012 in accordance with paragraph 2 of Appendix I. The value of any Shareholder’s fractional entitlement will not exceed the value of one New Ordinary Share.

For purely illustrative purposes, examples of the effects of the Special Dividend and the Share Consolidation in respect of certain holdings of Existing Ordinary Shares are set out below:

Existing Ordinary Shares	New Ordinary Shares	Special Dividend
100	93	£108
250	233	£271
500	466	£542
1,000	933	£1,084

These examples do not show fractional entitlements, the value of which will depend on the market value of the New Ordinary Shares at the time of sale, as detailed in Appendix I.

Following the Share Consolidation, and assuming no further shares are issued or repurchased between Tuesday 11 September 2012 (being the last practicable date prior to publication of this document) and the date on which the Share Consolidation becomes effective, the Company’s total issued share capital will comprise 272,173,016 New Ordinary Shares. The New Ordinary Shares will have the same rights, including voting and dividend rights, as the Existing Ordinary Shares.

Further details of the Special Dividend and Share Consolidation are included in Appendix I.

American Depositary Receipts

As outlined above, the Company is proposing to pay the Special Dividend to all ADR holders on the ADR register as at 4.00pm (New York time) on Monday 8 October 2012 (being the close of business on the day before the ADR effective date) in US dollars at an amount of US$1.72 (108.4 pence) per ADS. This represents conversion at a rate of US$1 to £0.63, as determined using the closing mid-point spot rate (to two decimal places) as reported in the Financial Times on Tuesday 11 September 2012.

Holders of ADRs should read paragraphs 7 and 8 of Appendix I, which contain important information regarding the Special Dividend and Share Consolidation which is relevant to them, and a description of certain US federal income tax consequences of the Special Dividend and Share Consolidation.

Share Plans

Details of the Special Dividend and the Share Consolidation with respect to the Share Plans are set out in paragraph 6 of Appendix I.

Taxation

A summary of certain taxation consequences of the Special Dividend, the Share Consolidation and the Company’s Dividend Reinvestment Plan for certain categories of UK resident Shareholders, and certain US Shareholders and US holders of ADRs, is set out in paragraph 8 of Appendix I. As more particularly set out in that paragraph, the Directors have been advised that:

•	the tax treatment of the UK resident Shareholders who receive the Special Dividend will generally be similar to the tax treatment of such holders receiving any other dividend paid by the Company; and

•	UK resident Shareholders should not be treated as having made a disposal of their Existing Ordinary Shares for the purposes of UK taxation of chargeable gains as a result of the Share Consolidation.

Shareholders can view the Company’s historic share price using the share price calculator on the Company’s website, www.ihgplc.com/investors.

Shareholders and holders of ADRs should read paragraph 8 of Appendix I and, if they are in any doubt as to their tax position, consult their own independent tax advisers.

General Meeting

A notice convening the General Meeting of the Company to be held at 10.00am on Monday 8 October 2012, at the Holiday Inn London Bloomsbury, Coram Street, London WC1N 1HT is set out at the end of this document.

The first resolution will effect the Share Consolidation, following which the total number of issued Ordinary Shares will be reduced and the nominal value of the Ordinary Shares will change. As a result, the general authority to make market purchases of Existing Ordinary Shares which was given to the Company at the Annual General Meeting of the Company held on Friday 25 May 2012 may no longer be used.

The purpose of the second resolution is, therefore, to put in place a new authority to enable the Company to make market purchases of New Ordinary Shares, at the minimum and maximum prices specified in the resolution. This authority will apply to up to 27,217,301 New Ordinary Shares, representing approximately 10 per cent. of the Company’s total issued share capital after the Share Consolidation. It is the present intention of the Board that the Company will then embark on its US$500 million Share Buyback Programme announced by the Board on Tuesday 7 August 2012, utilising the new authority as it applies to the New Ordinary Shares. The Directors would exercise this authority to purchase New Ordinary Shares only if they considered it to be in the best interests of Shareholders and if the purchase could be expected to result in an increase in earnings per share. The Company may either cancel any shares it purchases under this authority or transfer them into treasury (and subsequently sell or transfer them out of treasury or cancel them). Any shares held in treasury would not rank for dividends and would not carry any voting rights. The Company does not currently hold any treasury shares.

Action to be taken

Whether or not you propose to attend the General Meeting, you are requested to complete and sign the enclosed Form of Proxy. Completed Forms of Proxy should be returned to Equiniti Limited, at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, so as to arrive as soon as possible, and in any event so as to be received by Equiniti Registrars no later than 10.00am on Thursday 4 October 2012.

If you hold shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Equiniti Registrars (CREST participant ID number RA19) so that it is received by no later than 10.00am on Thursday 4 October 2012.

The return of a completed Form of Proxy or CREST Proxy Instruction will not prevent you from attending the General Meeting and voting in person if you wish to do so.

Electronic Proxy Appointment is available for this General Meeting. This facility enables Shareholders to lodge their proxy appointment by electronic means on a website provided by Equiniti Limited via www.sharevote.co.uk. Further details are set out in the notes to the Form of Proxy.

Voting instructions for ADR holders are set out in paragraph 7 of Appendix I.

The Resolutions will be decided on a poll, rather than a show of hands, to enable those Shareholders who may be unable to attend the General Meeting in person to participate in the vote. The results of the polls will be announced to the London and New York Stock Exchanges and will appear on the Company’s website, www.ihgplc.com/investors under financial library.

Recommendation

Your Board has received financial advice from Goldman Sachs International in relation to the Resolutions. In providing its advice, Goldman Sachs International has relied upon the Board’s commercial assessment of the Resolutions.

Your Board considers that the passing of the Resolutions is in the best interests of Shareholders as a whole. Accordingly, your Board unanimously recommends Shareholders to vote in favour of the Resolutions to be proposed at the General Meeting as the members of the Board intend to do in respect of their own beneficial holdings of 658,457 Existing Ordinary Shares which, as at Tuesday 11 September 2012, represented approximately 0.23 per cent. of the current total issued share capital of the Company.

Yours sincerely

David Webster

Chairman

APPENDIX I

FURTHER DETAILS OF THE SPECIAL DIVIDEND AND

SHARE CONSOLIDATION

1.	Special Dividend and Share Consolidation

The Company intends to pay a Special Dividend of US$1.72 (108.4 pence) per Existing Ordinary Share. This represents conversion at a rate of US$1 to £0.63, as determined using the closing mid-point spot rate (to two decimal places) as reported in the Financial Times on Tuesday 11 September 2012.

The effect of the Share Consolidation will be that Shareholders on the Register at the close of business on the Record Date, which is expected to be 6.00pm on Monday 8 October 2012, will, on the completion of the Share Consolidation, receive:

14 New Ordinary Shares for 15 Existing Ordinary Shares

and in that proportion for any other number of Existing Ordinary Shares then held. The proportion of the total issued share capital of the Company held by each Shareholder immediately before and following the Share Consolidation will, save for fractional entitlements, remain unchanged. Apart from having a different nominal value, each New Ordinary Share will carry the same rights as set out in the Company’s Articles of Association that currently attach to the Existing Ordinary Shares.

To effect the Share Consolidation it may be necessary to issue or repurchase for cancellation such minimum number of additional Existing Ordinary Shares so that the number of the Company’s Existing Ordinary Shares is exactly divisible by 15.

Holders of ADRs should read paragraphs 7 and 8 of this Appendix I, which contain important information regarding the Special Dividend and Share Consolidation which is relevant to them, and a description of certain US federal income tax consequences of the Special Dividend and Share Consolidation.

2.	Effects of proposals

For purely illustrative purposes, examples of the effects of the Special Dividend and the Share Consolidation in respect of certain holdings of Existing Ordinary Shares are set out below:

Existing Ordinary Shares	New Ordinary Shares	Special Dividend
100	93	£108
250	233	£271
500	466	£542
1,000	933	£1,084

These examples do not show fractional entitlements, the value of which will depend on the market value of the New Ordinary Shares at the time of sale, as detailed below.

Shareholders whose holdings of Existing Ordinary Shares cannot be consolidated into an exact number of New Ordinary Shares will be left with a fractional entitlement. New Ordinary Shares representing such fractional entitlements will be aggregated and sold in the market on Tuesday 9 October 2012 for the best price reasonably obtainable on behalf of the relevant Shareholders. The net proceeds of the sale, after the deduction of the expenses of the sale, will be paid in due proportion to the relevant Shareholders. Cheques in respect of the net proceeds of sale are expected to be despatched on Wednesday 17 October 2012. Shareholders who hold only one Existing Ordinary Share will only receive cash.

3.	Conditions

The Share Consolidation is conditional on the first resolution set out in the Notice of General Meeting being passed and becoming unconditional. This resolution is conditional on the New Ordinary Shares being admitted to the premium segment of the Official List by the UK Listing Authority and being admitted to trading on the London Stock Exchange’s main market for listed securities by the London Stock Exchange.

4.	Share Buyback Programme

The Company is seeking authority to purchase up to 27,217,301 New Ordinary Shares, this being approximately 10 per cent. of its total issued share capital after the Share Consolidation at, or between, the minimum and maximum prices specified in the second resolution set out in the Notice of General Meeting. As announced by the Company on Tuesday 7 August 2012, the Directors intend to use the authority granted by this resolution to commence making market purchases of the Company’s New Ordinary Shares as a method of returning US$500 million of surplus cash to Shareholders. The Directors would exercise this authority to purchase New Ordinary Shares only if they considered it to be in the best interests of Shareholders and if the purchase could be expected to result in an increase in earnings per share. The Company may either cancel any shares it purchases under this authority or transfer them into treasury (and subsequently sell or transfer them out of treasury or cancel them). Any shares held in treasury would not rank for dividends and would not carry any voting rights. The Company does not currently hold any treasury shares.

As at Tuesday 11 September 2012 (being the last practicable date prior to the publication of this document), there were outstanding share options in respect of a total of 997,705 Existing Ordinary Shares which represents approximately 0.34 per cent. of the Company’s current total issued share capital. If the Resolutions to be proposed at the General Meeting are passed and become unconditional, and assuming that no additional Existing Ordinary Shares are issued on the exercise of share options and that no Existing Ordinary Shares are repurchased before the Share Consolidation becomes effective, and if the full 10 per cent. authority to purchase the New Ordinary Shares was utilised, these share options would represent approximately 0.41 per cent. of the Company’s total issued share capital immediately after the Share Consolidation.

The authority sought by way of the second resolution set out in the Notice of General Meeting will expire on the date upon which the 2013 Annual General Meeting concludes, or on 1 July 2013, whichever is the earlier.

5.	Dividend Reinvestment Plan

The Company currently operates a Dividend Reinvestment Plan under which eligible Shareholders may use their dividends to buy additional shares in the Company. Those eligible Shareholders who do not currently participate in the Dividend Reinvestment Plan and who wish to participate in time for the Special Dividend should contact the Company’s Registrar, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA to request an application form or, for further information, please call the Shareholder Helpline on 0871 384 2897 (or +44 121 415 0178 if calling from outside of the United Kingdom) between 8.30am and 5.30pm Monday to Friday (except UK public holidays). Calls to the Shareholder Helpline cost 8 pence per minute from a BT landline, excluding VAT. Other network providers’ costs may vary. Calls to the Shareholder Helpline from outside the United Kingdom will be charged at the applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. For legal reasons, the Shareholder Helpline will be unable to give advice on the merits of the Special Dividend or the Share Consolidation or to provide financial, tax or investment advice.

In order for an eligible Shareholder to participate in the Dividend Reinvestment Plan for the Special Dividend a completed application form must be received by the Registrar by 5.00pm on Monday 8 October 2012. Conversely, any Shareholder who is currently a participant in the Dividend Reinvestment Plan, but who does not wish his/her Special Dividend to be reinvested in additional New Ordinary Shares should notify the Registrar to revoke his/her participation, by no later than 5.00pm on Monday 8 October 2012, to ensure that this instruction is implemented.

All existing instructions relating to the Dividend Reinvestment Plan will operate in respect of the New Ordinary Shares.

6.	Share Plans

Holders of Existing Ordinary Shares within the Britvic Share Incentive Plan and holders of forfeitable Existing Ordinary Shares under the InterContinental Hotels Group Annual Bonus Plan will be eligible to receive the Special Dividend and their shares will be subject to the Share Consolidation in the same way as other Shareholders. Holders of outstanding unvested conditional share awards under the InterContinental Hotels Group Annual Bonus Plan who are entitled to receive cash payments equal to the net dividends paid on the shares subject to those awards, will receive a cash payment equal to the net amount of the Special Dividend and the number of New Ordinary Shares to which they will be entitled upon vesting of the awards will be adjusted so as to reflect the Share Consolidation. Participants holding other outstanding unvested conditional share awards granted under the InterContinental Hotels Group Annual Bonus Plan and/or the InterContinental Hotels Group Long Term Incentive Plan or holding unexercised share options granted under the InterContinental Hotels Group Executive Share Option Plan will not be entitled to receive the Special Dividend in respect of those awards or options. The Directors have determined, in relation to those participants who will not be entitled to receive the Special Dividend, that as the effect of the Share Consolidation will be to broadly maintain comparability, as far as possible, of the Company’s share price and thus to preserve the value of their share options and awards (subject to normal market fluctuations), the participants will not be disadvantaged by the Share Consolidation and so no adjustment to their share options or awards is required. Following the Share Consolidation, holders of such options and awards will be entitled, upon exercise of share options and/or vesting of their share awards, to receive the same number of New Ordinary Shares as the number of Existing Ordinary Shares to which they would have been entitled had the Share Consolidation not occurred.

For practical reasons, there may be a delay in the processing of share option exercises during the week preceding the Record Date for the Special Dividend and the Share Consolidation. Optionholders wishing to exercise options and to sell Ordinary Shares prior to the Record Date, or wishing to exercise share options and hold Ordinary Shares which will qualify for the Special Dividend and Share Consolidation, should therefore take all necessary action to exercise their share options before Friday 28 September 2012. Optionholders are advised to seek their own independent advice regarding the financial or tax consequences of exercising share options at the time of the Special Dividend and Share Consolidation.

As at Tuesday 11 September 2012 (being the last practicable date prior to the publication of this document), there were outstanding share options in respect of a total of 997,705 Existing Ordinary Shares which represents approximately 0.34 per cent. of the Company’s current total issued share capital. If the Resolutions to be proposed at the General Meeting are passed and become unconditional, and assuming that no additional Existing Ordinary Shares are issued on the exercise of share options and that no Existing Ordinary Shares are repurchased before the Share Consolidation becomes effective, these share options will represent approximately 0.37 per cent. of the Company’s total issued share capital immediately after the Share Consolidation.

The Share Plans are operated in such a way as to ensure that Ordinary Shares are not issued to employees under the Share Plans in excess of the maximum permitted percentage of the Company’s issued share capital.

7.	ADRs

Voting by ADR holders

The latest time for ADR holders on the ADR register as at Friday 14 September 2012 to provide the ADR Depositary with voting instructions for the General Meeting is 12.00pm (New York time) on Thursday 4 October 2012.

Holders of ADRs will not, except as mentioned below, be entitled to attend the General Meeting. However, the ADR Depositary, as registered holder of the Existing Ordinary Shares underlying the ADRs, will be so entitled and will vote or appoint a proxy in respect of such shares in accordance with written instructions received from holders of ADRs.

Holders of ADRs who wish to attend the General Meeting in person should take steps to present their ADRs to the ADR Depositary for cancellation and (upon compliance with the terms of the ADR Deposit Agreement, including payment of the ADR Depositary’s fees and any applicable taxes and governmental charges) delivery of Existing Ordinary Shares so as to become registered members of the Company prior to the General Meeting.

If no voting instructions are received by the ADR Depositary from any holder with respect to any of the ADRs on or before the cut-off time of 12.00pm (New York time) on Thursday 4 October 2012, in accordance with the provisions of, and subject to the limitations provided for, in the ADR Deposit Agreement, the ADR Depositary shall deem such holder to have instructed the ADR Depositary to give a discretionary proxy to a person designated by the Company with respect to such ADRs, and the ADR Depositary shall give a discretionary proxy to a person designated by the Company to vote such ADRs.

Special Dividend and Share Consolidation

The Company is proposing to pay the Special Dividend to all ADR holders on the ADR register as at 4.00pm (New York time) on Monday 8 October 2012 (being the close of business on the day before the ADR effective date) in US dollars at an amount of US$1.72 (108.4 pence) per ADS. This represents conversion at a rate of US$1 to £0.63, as determined using the closing mid-point spot rate (to two decimal places) as reported in the Financial Times on Tuesday 11 September 2012.

Following the Share Consolidation becoming effective, the Existing Ordinary Shares held by the ADR Depositary will be replaced with New Ordinary Shares. As a result of the Share Consolidation and Special Dividend, for each existing ADS held at 4.00pm (New York time) on Monday 8 October 2012 (being the close of business on the day before the ADR effective date), holders will, upon cancellation of their existing ADRs, be issued and receive new ADSs and, in connection with the Special Dividend, will also be paid US$1.72 (108.4 pence) per ADS (to be distributed in accordance with the ADR Deposit Agreement after giving effect to the fees provided for therein). This represents conversion at a rate of US$1 to £0.63, as determined using the closing mid-point spot rate (to two decimal places) as reported in the Financial Times on Tuesday 11 September 2012. Fractions of new ADSs will not be issued to holders of existing ADRs. All fractions to which holders of existing ADRs would otherwise have been entitled will be aggregated and sold in the market as soon as practicable after the Share Consolidation becomes effective and the net proceeds of sale will be paid to the holders of the existing ADRs entitled thereto.

Following the Share Consolidation becoming effective, the ADR Depositary will mail a notice to registered holders of ADRs regarding the mechanics of the cancellation of their existing ADRs. For those ADR holders who hold a book-entry position through the Direct Registration System (“DRS”), the ADR Depositary will automatically cancel the existing ADSs and mail a new DRS Statement advising the number of new ADSs to be credited to the holder’s account along with the Special Dividend (to be distributed in accordance with the ADR Deposit Agreement after giving effect to the fees provided for therein) and any net proceeds from the sale of fractional ADSs to which the holder may be entitled. No action will be necessary on the part of the ADR holder. For registered holders of certificated ADRs, instructions for the cancellation of such certificated ADRs will be set out in the Letter of Transmittal. If such holders do not surrender their certificates for cancellation, they will not receive the new entitlement and all dividends will be held until such time as they surrender their old certificates. ADR holders who hold their ADSs through a broker, financial institution or other nominee or otherwise, must rely on the procedures of such broker, financial institution or other nominee. The ADR Depositary will, upon surrender of the existing ADSs for cancellation, cancel such existing ADSs, deduct the applicable ADS cancellation fees from the Special Dividend amount, and deliver new ADSs, the Special Dividend (net the ADS cancellation fees owing) and any net proceeds from the sale of fractional ADSs to which the holder may be entitled.

Available information

The Company is currently subject to the information requirements of the US Securities Exchange Act applicable to foreign private issuers having securities registered under Section 12 of that Act and, as required by that Act, files an annual report and other information with the SEC. The reports and other information filed with the SEC can be inspected and copied at the public reference room located at 100 F. Street, NE, Washington DC 20549 (www.sec.gov). Please call the SEC at +1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

8.	Taxation

A.	United Kingdom Taxation

The following summary is intended as a general guide only and relates only to certain limited aspects of the UK taxation treatment of the Special Dividend, the related Share Consolidation and the Company’s Dividend Reinvestment Plan. It is based on current UK tax law and what is understood to be the current practice of HM Revenue and Customs. It applies only to Shareholders who are resident for tax purposes in the UK (except insofar as express reference is made to the treatment of non-UK residents), who are the absolute beneficial owners of their shares and hold them as an investment. The tax position of certain categories of Shareholders who are subject to special rules (such as persons acquiring their shares in connection with employment, dealers in securities, insurance companies and collective investment schemes) is not considered.

Shareholders who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the UK are strongly recommended to consult their own independent tax advisers.

Shareholders can view the Company’s historic share price using the share price calculator on the Company’s website, www.ihgplc.com/investors.

Special Dividend

The Company is not required to withhold tax when paying a dividend. Liability to tax on the Special Dividend will depend upon the individual circumstances of a Shareholder.

(i)	UK resident individual Shareholders

An individual Shareholder who is resident for tax purposes in the UK and who receives the Special Dividend will generally be entitled to a tax credit equal to one-ninth of the amount of the dividend received, which is equivalent to 10 per cent. of the aggregate of the dividend received and the tax credit (the “gross dividend”), and will be subject to income tax on the gross dividend.

An individual UK resident Shareholder who is subject to income tax at a rate or rates not exceeding the basic rate will be liable to tax on the gross dividend at the rate of 10 per cent., so that the tax credit will satisfy the income tax liability of such a Shareholder in full. Where the tax credit exceeds the Shareholder’s tax liability the Shareholder cannot claim repayment of the tax credit from HM Revenue and Customs.

An individual UK resident Shareholder who is subject to income tax at the higher rate will be liable to income tax on the gross dividend at the rate of 32.5 per cent. to the extent that such sum, when treated as the top slice of that Shareholder’s income, falls above the threshold for higher rate income tax. After taking into account the 10 per cent. tax credit, a higher rate taxpayer will therefore be liable to additional income tax of 22.5 per cent. of the gross dividend, equal to 25 per cent. of the net dividend.

An individual UK resident Shareholder who is subject to income tax at the additional rate will be liable to income tax on the gross dividend at the rate of 42.5 per cent. to the extent that such sum, when treated as the top slice of that Shareholder’s income, falls above the threshold for additional rate income tax. In the same way as in relation to a Shareholder who is subject to income tax at the higher rate, the 10 per cent. tax credit may be set off against part of his liability. This will have the effect that the Shareholder will have to account for tax equal to 32.5 per cent. of the gross dividend, or 36.1 per cent. of the net dividend, to the extent that the gross dividend falls above the threshold for the additional rate.

The Special Dividend may be paid from reserves created following a reduction of capital of the Company. HM Revenue and Customs have recently suggested that dividends paid to individual shareholders from such reserves might not be treated as income for income tax purposes. However, the Company and its advisers expect that, following a recent tax case, HM Revenue and Customs will no longer pursue this argument. The statements contained above reflect the position that the Company and its advisers believe to be the correct interpretation of current UK tax law.

(ii)	UK resident corporate Shareholders

For UK resident corporate Shareholders, it is likely that the Special Dividend will fall within one or more of the classes of dividend qualifying for exemption from corporation tax. However, it should be noted that the exemptions are not comprehensive and are also subject to anti-avoidance rules. Shareholders within the charge to corporation tax should consult their own independent tax advisers.

(iii)	UK resident exempt Shareholders

UK resident Shareholders who are not liable to UK tax on dividends, including pension funds and charities, are not entitled to claim repayment of the tax credit.

(iv)	Non-UK resident Shareholders

Shareholders who are resident outside the UK for tax purposes will not generally be able to claim repayment of any part of the tax credit attaching to the Special Dividend, although this will depend on the existence and terms of any double taxation convention between the UK and the country in which such Shareholder is resident. A Shareholder resident outside the UK may also be subject to taxation on dividend income under local law. A Shareholder who is resident outside the UK for tax purposes should consult his own independent tax adviser concerning his tax position in respect of the Special Dividend.

Share Consolidation

It is expected that for the purposes of UK taxation on chargeable gains the Share Consolidation will be treated as follows:

(a)	the New Ordinary Shares arising from the Share Consolidation will result from a reorganisation of the share capital of the Company. Accordingly, to the extent that a Shareholder receives New Ordinary Shares, the Shareholder should not be treated as making a disposal of all or part of the Shareholder’s holding of Existing Ordinary Shares by reason of the Share Consolidation being implemented, and the New Ordinary Shares which replace a Shareholder’s holding of Existing Ordinary Shares (the “new holding”) as a result of the Share Consolidation will be treated as the same asset acquired at the same time as the Shareholder’s holding of Existing Ordinary Shares was acquired;

(b)	to the extent that a Shareholder receives cash by virtue of a sale on his or her behalf of any New Ordinary Shares to which he or she has a fractional entitlement, the Shareholder will not in practice normally be treated as making a part disposal of the Shareholder’s holding of Existing Ordinary Shares, the proceeds instead being deducted from the base cost of the Shareholder’s new holding. If those proceeds exceed that base cost, however, or if a Shareholder holds less than one Existing Ordinary Share at the Effective Date and so is not entitled to any New Ordinary Shares, the Shareholder will be treated as disposing of part or all of his or her existing holding of Ordinary Shares and will be subject to tax in respect of any chargeable gain thereby realised; and

(c)	on a subsequent disposal of the whole or part of the New Ordinary Shares comprised in the new holding, a Shareholder may, depending on his or her circumstances, be subject to tax on the amount of any chargeable gain realised.

Dividend Reinvestment Plan

It is expected that for the purposes of UK taxation, Shareholders who elect to use the cash Special Dividend to buy additional shares under the Dividend Reinvestment Plan will be treated as follows:

(a)	an individual Shareholder, for income tax purposes, will be treated in the same manner as if he or she received the Special Dividend in cash. For capital gains tax purposes, the cost of the additional shares acquired with the Special Dividend, including any dealing charges and stamp duty or stamp duty reserve tax, should be the base cost of the additional shares purchased on the individual Shareholder’s behalf; and

(b)	a corporate Shareholder, for corporation tax purposes, will be treated in the same manner as if it received the Special Dividend in cash. For the purposes of corporation tax on chargeable gains, the cost of the additional shares acquired with the Special Dividend, including any dealing charges and stamp duty or stamp duty reserve tax, should be the base cost of the additional shares purchased on the corporate Shareholder’s behalf.

Transactions in Securities anti-avoidance

Under the provisions of Chapter 1 of Part 13 Income Tax Act 2007 (for Shareholders within the charge to income tax) and Part 15 Corporation Tax Act 2010 (for Shareholders within the charge to corporation tax), HM Revenue and Customs can, in certain circumstances, counteract tax advantages arising in relation to certain transactions in securities. No clearance has been or will be sought by the Company in relation to the applicability of those provisions in respect of the Special Dividend. However, it is not expected that they will, as a general matter, affect the taxation treatment of Shareholders receiving the Special Dividend.

B.	United States Federal Income Taxation

This disclosure is limited to the US federal tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the US federal tax treatment of the Special Dividend and related Share Consolidation. This tax disclosure was written in connection with the Special Dividend and related Share Consolidation and it cannot be used by any Shareholder or ADS holder for the purpose of avoiding penalties that may be asserted against the Shareholder or ADS holder under the Internal Revenue Code of 1986, as amended (the “Code”). Shareholders and ADS holders should seek their own advice based on their particular circumstances from their own independent tax advisers.

The following is a discussion of certain US federal income tax consequences of the Special Dividend and related Share Consolidation to the US Holders described below who receive the Special Dividend, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person. This discussion does not address US state, local and non-US tax consequences. The discussion addresses only US Holders who hold Existing Ordinary Shares or ADSs as capital assets for US federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a US Holder’s particular circumstances, including alternative minimum tax consequences and consequences applicable to US Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers and certain traders in securities or foreign currencies;

•	persons holding Existing Ordinary Shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;

•	persons whose functional currency for US federal income tax purposes is not the US dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	tax-exempt organisations;

•	persons holding Existing Ordinary Shares or ADSs in connection with a trade or business conducted outside of the United States; or

•	persons that own or are deemed to own 10 per cent. or more of the Company’s voting stock.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed US Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based, in part, on representations by the ADR Depositary and assumes that each obligation under the ADR Deposit Agreement and any related agreement will be performed in accordance with its terms. US Holders should consult their own independent tax advisers concerning the US federal, state, local and non-US tax consequences of the Special Dividend and related Share Consolidation in their particular circumstances.

As used herein, a “US Holder” is a beneficial owner of Existing Ordinary Shares or ADSs that is, for US federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States or any political sub-division thereof; or (iii) an estate or trust the income of which is subject to US federal income taxation regardless of its source.

In general, a US Holder of ADSs will be treated as the owner of the underlying Ordinary Shares represented by those ADSs for US federal income tax purposes.

The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US Holders of ADSs. Such actions would also be inconsistent with the claiming of a preferential rate of tax applicable to dividends received by certain non-corporate US Holders. Accordingly, the availability of preferential tax rates for dividends received by certain non-corporate US Holders, described below, could be affected by actions taken by parties to whom ADSs are pre-released.

This discussion assumes that the Company has not been, and will not become, a passive foreign investment company (“PFIC”) for US federal income tax purposes, as described below.

Special Dividend

The Special Dividend paid on Existing Ordinary Shares (including Existing Ordinary Shares represented by ADSs) will be treated as dividend income to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under US federal income tax principles).

To the extent the Special Dividend exceeds the Company’s current and accumulated earnings and profits (as determined under US federal income tax principles), it will be treated first as a tax-free return of capital to the extent of the US Holder’s tax basis in its Ordinary Shares or ADSs, and capital gain thereafter. The Company does not maintain records of earnings and profits in accordance with US federal income tax principles. Accordingly, it is expected that the Special Dividend will be reported as a dividend for US federal income tax purposes.

In the case of a US Holder of Ordinary Shares, the Special Dividend will be included in a US Holder’s income in a US dollar amount calculated by reference to the exchange rate in effect on the date the Special Dividend is received by such US Holder, regardless of whether the payment is in fact converted into US dollars at such time. If the Special Dividend is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend income. A US Holder may have US-source foreign currency income or loss if the Special Dividend is converted into US dollars after the date of its receipt.

The Special Dividend will not be eligible for the dividends-received deduction generally allowed to US corporations under the Code. Subject to applicable limitations and the concerns expressed by the US Treasury discussed above, the Special Dividend paid to certain non-corporate US Holders may be taxable at preferential rates, up to a maximum rate of 15 per cent. Non-corporate US Holders should consult their own independent tax advisers to determine whether they are subject to any special rules that would limit their ability to be taxed at these preferential rates. If the preferential rates apply and the sum of the Special Dividend and the September 2012 interim dividend exceeds 10 per cent. of a US Holder’s adjusted basis in its Ordinary Shares or ADSs (or, if the preferential rates apply and the Special Dividend and any other dividends with ex-dividend dates during the same period of 365 consecutive days in the aggregate exceed 20 per cent. of such basis), any loss on the sale or exchange of such Ordinary Shares or ADSs would be treated as long-term capital loss to the extent of such dividend(s).

Share Consolidation

A US Holder will not recognise a gain or loss in connection with the exchange of Existing Ordinary Shares (including Existing Ordinary Shares represented by ADSs) for New Ordinary Shares (including New Ordinary Shares represented by ADSs) in the Share Consolidation, except to the extent of cash received in lieu of an entitlement to a fractional New Ordinary Share or ADS (a “fractional entitlement”). The difference, as determined in US dollars, between the US Holder’s tax basis allocable to the fractional entitlement and the cash received upon the sale of such entitlement will be capital gain or loss which will be long-term capital gain or loss if the US Holder has held its Existing Ordinary Shares or ADSs for more than one year.

A US Holder’s tax basis in its New Ordinary Shares or ADSs will equal its tax basis in its Existing Ordinary Shares or ADSs less any tax basis that is allocable to any fractional entitlement to a New Ordinary Share or ADS. A US Holder’s holding period for its New Ordinary Shares or ADSs will include its holding period for the Existing Ordinary Shares or ADSs exchanged therefor.

Passive Foreign Investment Company Considerations

In general, a non-US company will be a PFIC for any taxable year in which (i) 75 per cent. or more of its gross income consists of passive income (such as dividends, interest, rents and royalties); or (ii) 50 per cent. or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. The Company believes that it was not a PFIC for its recent taxable years and does not expect to become a PFIC in the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the fair market value of its assets from time to time, and the Company has not reviewed its status as a PFIC for all prior taxable years, there can be no assurance that the Company will not be, or was not, a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a US Holder held Ordinary Shares or ADSs, certain adverse US federal income tax consequences could apply to such US Holder upon a disposition of Ordinary Shares or ADSs or receipt of certain excess distributions, including the Special Dividend. US Holders are urged to consult their own independent tax advisers concerning the US federal income tax consequences to them if the Company has been or becomes a PFIC.

Information Reporting and Backup Withholding

Payment of the Special Dividend and sales proceeds made within the United States or through certain US-related financial intermediaries generally is subject to information reporting and to backup withholding unless the US Holder is a corporation or other exempt recipient or, in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle the US Holder to a refund, provided that the required information is furnished to the Internal Revenue Service on a timely basis.

9.	Dealings and settlement

Application will be made to the UK Listing Authority for the New Ordinary Shares arising from the proposed consolidation of the Company’s total issued share capital to be admitted to the premium segment of the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. It is expected that dealings in the Existing Ordinary Shares will continue until 6.00pm on Monday 8 October 2012 and that Admission of the New Ordinary Shares will become effective and dealings for normal settlement will commence at 8.00am on Tuesday 9 October 2012.

New share certificates in respect of the New Ordinary Shares are expected to be posted at the risk of Shareholders by Wednesday 17 October 2012 to those Shareholders who hold their shares in Certificated Form. These will replace existing certificates which should then be destroyed. Pending the receipt of new certificates, transfers of New Ordinary Shares held in Certificated Form will be certified against the Register. Shareholders who hold their entitlement to New Ordinary Shares in Uncertificated Form through CREST will have their CREST accounts adjusted to reflect their entitlement to New Ordinary Shares on Tuesday 9 October 2012.

Holders of ADRs should refer to paragraph 7 of this Appendix I for more details.

10.	Consent

Goldman Sachs International has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which it appears.

11.	Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Freshfields Bruckhaus Deringer LLP of 65 Fleet Street, London EC4Y 1HS until the date of the General Meeting:

(a)	this document; and

(b)	the consent letter referred to above.

Dated: 14 September 2012

APPENDIX II

DEFINITIONS

The following definitions apply throughout this document and the accompanying Form of Proxy unless the context requires otherwise.

Act

the Companies Act 2006

Admission

the admission of the New Ordinary Shares to the premium segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities

ADR

an American depositary receipt evidencing an ADS, issued by the ADR Depositary in accordance with the provisions of the ADR Deposit Agreement

ADR Deposit Agreement

the deposit agreement entered into between the Company, the ADR Depositary and ADR holders from time to time of ADRs issued under it

ADR Depositary

JPMorgan Chase Bank, N.A. in its capacity as the ADR depositary under the ADR Deposit Agreement

ADS

an American depositary share, representing one Ordinary Share in the Company

Board

the board of directors of the Company

Certificated or in Certificated Form

not in Uncertificated Form

Company

InterContinental Hotels Group PLC

CREST

the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the CREST Regulations)

CREST Regulations

the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)

Directors

the directors of the Company

Dividend Reinvestment Plan

the dividend reinvestment plan operated by the Company

DTC

The Depositary Trust Company

Effective Date

the date on which entitlement to the Special Dividend and Share Consolidation becomes effective

Existing Ordinary Shares

the existing issued ordinary shares of 13 29/47 pence each in the capital of the Company

Financial Services Authority or FSA

the Financial Services Authority of the United Kingdom (or any successor body in respect thereof)

Form of Proxy

the form of proxy for use by holders of Existing Ordinary Shares accompanying this document for use in connection with the General Meeting

FSMA

the Financial Services and Markets Act 2000 (as amended)

General Meeting

the General Meeting of the Company convened for 10.00am on Monday 8 October 2012 (and any adjournment thereof)

Letter of Transmittal

an exchange form in respect of the ADSs to be sent by the exchange agent appointed by the Company to ADR holders

London Stock Exchange

the London Stock Exchange plc

New Ordinary Shares

the proposed new ordinary shares of 14 194/329 pence each in the capital of the Company resulting from the Share Consolidation

Official List

the official list maintained by the Financial Services Authority

Optionholder

holders of options in the Company granted under the InterContinental Hotels Group Executive Share Option Plan

Ordinary Shares

prior to the Share Consolidation, the Existing Ordinary Shares and, thereafter, the New Ordinary Shares

Record Date

6.00pm on Monday 8 October 2012 (or such other time and date as the Directors may determine)

Register

the register of members of the Company

Registrar

Equiniti, or any other registrar appointed by the Company from time to time

Resolutions

the resolutions set out in the notice convening the General Meeting which is set out at the end of this document

SEC

the United States Securities and Exchange Commission

Share Buyback Programme

the proposed share buyback programme to be effected by the Company of a value of US$500 million

Share Consolidation

the proposed consolidation to be effected by consolidating every 15 Existing Ordinary Shares into 14 New Ordinary Shares

Share Plans

the InterContinental Hotels Group Executive Share Option Plan, the InterContinental Hotels Group Long Term Incentive Plan, the InterContinental Hotels Group Annual Bonus Plan and the Britvic Share Incentive Plan

Shareholders

holders of Ordinary Shares in the Company and, where the context so requires, holders of ADRs

Special Dividend

the proposed special interim dividend of US$1.72, which converts to 108.4 pence per Existing Ordinary Share or per ADS, as applicable

UK Listing Authority

the FSA acting in its capacity as the competent authority for the purposes of Part VI of FSMA

Uncertificated or In Uncertificated Form

recorded on the Register as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST

United Kingdom or UK

the United Kingdom of Great Britain and Northern Ireland

United States or US

the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia

US Securities Exchange Act

the US Securities Exchange Act of 1934, as amended

The singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

Terms defined in the CREST Manual shall, unless the context otherwise requires, bear the same meanings where used in this document.

References to “£”, “sterling”, “penny” and “pence” are to the lawful currency of the United Kingdom.

References to “$”, “US dollars” and “US$” are to the lawful currency of the United States of America.

INTERCONTINENTAL HOTELS GROUP PLC

NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting of InterContinental Hotels Group PLC (the “Company”) will be held at 10.00am on Monday 8 October 2012 at the Holiday Inn London Bloomsbury, Coram Street, London, WC1N 1HT for the purpose of considering and, if thought fit, passing the following Resolutions, the first of which will be proposed as an ordinary resolution and the second as a special resolution:

1.

That, subject to and conditional upon admission of the New Ordinary Shares (as defined below) to the premium segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities becoming effective, every 15 ordinary shares of 13 29/47 pence each in the capital of the Company in issue as at 6.00pm on Monday 8 October 2012 (or such other time and date as the Directors may determine) be consolidated into 14 ordinary shares of 14 194/329 pence each (each a “New Ordinary Share”), provided that, where such consolidation results in any member being entitled to a fraction of a New Ordinary Share, such fraction shall, so far as possible, be aggregated with the fractions of a New Ordinary Share to which other members of the Company may be entitled and the Directors of the Company be and are hereby authorised to sell (or appoint any other person to sell to any person), on behalf of the relevant members, all the New Ordinary Shares representing such fractions at the best price reasonably obtainable to any person, and to pay the proceeds of sale (net of expenses) in due proportion to the relevant members entitled thereto (save that any fraction of a penny which would otherwise be payable shall be rounded up or down in accordance with the usual practice of the Registrar of the Company) and that any Director of the Company (or any person appointed by the Directors of the Company) shall be and is hereby authorised to execute an instrument of transfer in respect of such shares on behalf of the relevant members and to do all acts and things the Directors consider necessary or expedient to effect the transfer of such shares to, or in accordance with the directions of, any buyer of any such shares.

2.	That, subject to and conditional upon Resolution 1 above being passed and becoming unconditional, the Company shall be and is hereby generally and unconditionally authorised to make market purchases (as defined in Section 693 of the Act) for the purpose of Section 701 of the Act of New Ordinary Shares (as defined in Resolution 1) on such terms and in such manner as the Directors think fit provided that:

(a)	the maximum aggregate number of New Ordinary Shares that may be purchased under this authority is 27,217,301;

(b)	the minimum price which may be paid for each New Ordinary Share is 14 194/329 per share;

(c)	the maximum price (exclusive of all expenses) which may be paid for each New Ordinary Share is an amount equal to the higher of (i) 105 per cent. of the average of the middle market quotations for a New Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased and (ii) that stipulated by Article 5(1) of the Buy-Back and Stabilisation Regulations 2003; and

(d)	this authority will expire at the conclusion of the next annual general meeting of the Company in 2013 or on 1 July 2013, whichever is earlier (except in relation to the purchase of New Ordinary Shares the contract for which was concluded before such date and which is executed wholly or partly after such date) unless such authority is renewed prior to such time.

By order of the Board George Turner Company Secretary 14 September 2012	Registered in England, Number: 5134420 Registered Office: Broadwater Park Denham, Buckinghamshire UB9 5HR

Notes:

1.	A member is entitled to appoint another person, who need not be a member, as his proxy to exercise all or any of his rights to attend, speak and, upon a poll, vote at this General Meeting or any adjournment thereof. A member may appoint more than one proxy in relation to the General Meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member.

2.	A Form of Proxy is enclosed. To be valid, the Form of Proxy, must be received by the Company’s Registrar, Equiniti, by no later than 10.00am on Thursday 4 October 2012 or, if the General Meeting is adjourned, 48 hours (excluding any UK non-working days) before the time of the adjourned General Meeting. The appointment of a proxy will not prevent a member from subsequently attending, speaking and voting at the General Meeting in person.

3.	If you wish, you may register the appointment of a proxy for this General Meeting electronically, by logging on to the Registrar’s website, www.sharevote.co.uk, where details of this procedure are shown. The Voting ID, Task ID and Shareholder Reference Number shown on your Form of Proxy will be required to complete the procedure. Electronic Proxy Appointment will not be valid if received after 10.00am on Thursday 4 October 2012 or, if the General Meeting is adjourned, 48 hours (excluding any UK non-working days) before the time of the adjourned General Meeting, and will not be accepted if found to contain a computer virus.

4.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the General Meeting to be held on Monday 8 October 2012 and any adjournment(s) thereof by using the procedures described in the CREST Manual available on the Euroclear website, www.euroclear.com/CREST. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order to be valid, the appropriate CREST Proxy Instruction must be transmitted so as to be received by the Company’s agent (CREST Participant ID RA19) by 10.00am on Thursday 4 October 2012 or if the General Meeting is adjourned, 48 hours (excluding any UK non-working days) before the time of the adjourned General Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5.	Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

6.	The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the Company in accordance with Section 146 of the Act (“nominated persons”). Nominated persons may have a right under an agreement with the member who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If nominated persons do not have such right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

7.	Holders of ordinary shares are entitled to attend and vote at General Meetings of the Company. On a vote by show of hands, every member who is present has one vote and every proxy present who has been duly appointed by a member entitled to vote has one vote, unless the proxy has been appointed by more than one member and has been instructed by one or more members to vote for the resolution and by one or more members to vote against the resolution, in which case the proxy has one vote for and one vote against. On a poll vote, every member who is present in person or by proxy has one vote for every ordinary share of which he/she is the holder.

8.	The Company, pursuant to the Uncertificated Securities Regulations 2001, specifies that only those members on the Register of Members as at 6.00pm (London time) on Thursday 4 October 2012, or if the General Meeting is adjourned, on the Register of Members at 6.00pm (London time) 48 hours (excluding any UK non-working days) prior to the date of any adjourned General Meeting, shall be entitled to attend and vote at the General Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the register of members after the relevant above-mentioned deadline shall be disregarded in determining the rights of any person to attend or vote at the General Meeting or any adjourned General Meeting (as the case may be).

9.	Under Section 319A of the Act, any member attending the General Meeting has the right to ask questions in relation to the business of the General Meeting. The Company must cause to be answered any such question relating to the business to be dealt with at the General Meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the General Meeting or involve the disclosure of confidential information; (b) the answer has already been given on a website in the form of an answer to a question; or (c) it is undesirable in the interests of the Company or the good order of the General Meeting that the question be answered.

10.	Members may not use any electronic address provided in either this Notice of General Meeting or any related documents (including the Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

11.	A copy of this Notice of General Meeting and other information required by Section 311A of the Act can be found at the Company’s website www.ihgplc.com/investors under financial library.